CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 30, 2017

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

December 31, 2016

(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	December 31,	December 31,
	2016	2015
	$	$
Assets

Current
Cash (Note 3)	53,611,061	10,121,153
Receivables	229,745	25,907
Prepaid expenses (Note 4)	302,730	129,957
	54,143,536	10,277,017

Investment in associated company (Note 5)	6,175,021	-

Exploration and evaluation assets (Notes 6 and 12)	93,913,136	74,682,974

Reclamation bonds (Note 7)	977,718	916,382

Property and equipment (Note 8)	135,318	-

	155,344,729	85,876,373

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	1,502,694	1,177,654

Shareholders' equity
Share capital (Note 10)	191,358,298	111,690,762
Reserves (Note 10)	5,310,291	6,876,998
Deficit	(42,826,554)	(33,869,041)
	153,842,035	84,698,719

	155,344,729	85,876,373

Nature and Continuance of Operations (Note 1), Commitments (Note 15), Subsequent Event (Note 17)

These consolidated financial statements are authorized for issuance by the Board of Directors on March 30, 2017.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the years ended December 31,
	2016	2015
	$	$

Expenses
Consulting fees (Note 12)	1,563,836	579,343
Depreciation (Note 8)	10,149	7,816
Foreign exchange loss (gain)	350,829	(264,345)
Insurance	283,749	106,094
Investor relations	555,535	418,328
Management fees (Note 12)	1,609,555	738,717
Office	400,927	264,503
Professional fees	701,681	300,481
Property investigation	495,445	-
Regulatory and shareholders service	207,217	131,744
Rent	224,458	179,600
Share-based compensation (Notes 10 and 12)	1,324,521	1,858,172
Travel and related	826,679	741,618
Wages and salaries (Note 12)	498,804	353,295
	(9,053,385)	(5,415,366)

Write down of exploration and evaluation assets (Note 6)	-	(903,082)
Loss on settlement of advance (Note 5)	(184,406)	-
Equity loss in associated company (Note 5)	(404,069)	-
Interest income	176,732	29,969

Loss and comprehensive loss for the year	(9,465,128)	(6,288,479)

Basic and diluted loss per share	(0.05)	(0.04)

Weighted average number of common
shares outstanding (basic and diluted)	205,007,118	156,529,180

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the years ended December 31,
	2016	2015
	$	$
Cash flows used in operating activities
Loss for the year	(9,465,128)	(6,288,479)
Items not affecting cash:
Depreciation	10,149	7,816
Share-based compensation	1,324,521	1,858,172
Write down of exploration and evaluation assets	-	903,082
Unrealized foreign exchange	26,163	(131,186)
Equity loss in associated company	404,069	-
Loss on settlement of advance	184,406	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(203,838)	4,330
(Increase) decrease in prepaid expenses	(172,773)	46,194
Increase (decrease) in accounts payable and accrued liabilities	667,879	(222,737)
	(7,224,552)	(3,822,808)

Cash flows used in investing activities
Reclamation bonds	(87,499)	(130,558)
Investment in associated company	(3,668,502)	-
Advance on behalf of associated company	(1,197,598)	-
Acquisition of property and equipment	(30,163)	-
Exploration and evaluation assets expenditures	(19,861,215)	(9,110,276)
	(24,844,977)	(9,240,834)

Cash flows from financing activities
Proceeds from share issuances	68,087,433	27,390,421
Share issuance costs	(2,656,500)	(2,200,504)
Proceeds from exercise of warrants	7,468,804	-
Proceeds from exercise of stock options	2,659,700	-
Repayment of note payable	-	(2,500,000)
	75,559,437	22,689,917

Net change in cash	43,489,908	9,626,275

Cash, beginning of year	10,121,153	494,878

Cash, end of year	53,611,061	10,121,153

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at year end	359,910	990,963
Acquisition of property and equipment in accounts payable at year end	115,304	-
Share issuance costs in accounts payable at year end	772,910	-
Reclassification of cancelled stock options from reserves to deficit	44,397	349,931
Reclassification of expired stock options from reserves to deficit	463,218	911,008
Reclassification of stock options exercised from reserves to share capital	2,602,487	-
Shares issued for the advance	1,678,522	-
Settlement of accounts payable with issuance of shares	600,000	-
Conversion of advance to equity investment	2,691,714	-
Adjustment in investment in associated company	218,874	-

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Shares Issued	Share Capital	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2014	123,739,878	86,500,845	6,279,765	(28,841,501)	63,939,109

Shares issued for cash	44,029,661	27,390,421	-	-	27,390,421
Share issuance costs	-	(2,200,504)	-	-	(2,200,504)
Share-based compensation	-	-	1,858,172	-	1,858,172
Stock options cancelled	-	-	(349,931)	349,931	-
Stock options expired	-	-	(911,008)	911,008	-
Net loss for the year	-	-	-	(6,288,479)	(6,288,479)
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

Shares issued for cash	41,968,367	68,087,433	-	-	68,087,433
Share issuance costs	-	(3,429,410)	-	-	(3,429,410)
Shares issued for investment in associated company	532,864	1,678,522	-	-	1,678,522
Stock options exercised	3,777,161	5,862,187	(2,602,487)	-	3,259,700
Stock options expired	-	-	(463,218)	463,218	-
Stock options cancelled	-	-	(44,397)	44,397	-
Warrants exercised	7,468,804	7,468,804	-	-	7,468,804
Share-based compensation	-	-	1,324,521	-	1,324,521
Adjustment in investment in associated company	-	-	218,874	-	218,874
Net loss for the year	-	-	-	(9,465,128)	(9,465,128)
Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV and on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2016, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation

These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, classification of investment in associated company, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Classification of investment in associated company

Classification of investments requires judgment as to whether the Company controls, has joint control or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

The Company has classified its investment in Battle Mountain Gold Inc. (“BMG”) as an associated company as the Company owned approximately 27.58% of the outstanding common shares of BMG as at December 31, 2016.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investment in associated company

To value the investment in associated company, management obtains financial information from the majority owner and adjusts the carrying value of the investment. The investment is subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Exploration and evaluation assets

Pre-exploration costs are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2016 and 2015, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Investments in associated company

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The consolidated statement of loss and comprehensive loss reflects the share of the results of operations of the associated company from the acquisition date forward. Where there has been a change recognized directly in the equity of the associated company, the Company recognizes its share of any changes. Unrealized gains and losses resulting from transactions between the Company and the associated company are eliminated to the extent of the interest in the associated company.

The Company assesses its equity investments for impairment at each reporting date if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

(i)	significant financial difficulty of the associated companies;
(ii)	becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
(iii)	national or local economic conditions that correlate with defaults of the associated companies.

If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in profit or loss. Upon loss of significant influence over the associated company, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associated company upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Share-based compensation

The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Financial instruments

Financial assets (continued)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities.

As at December 31, 2016, the Company does not have any derivative financial assets and liabilities.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets. The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Leasehold Improvements	Straight-line	Remaining lease term

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Impairment of non-financial assets

The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 8,187,939 (2015 – 19,417,248).

Standards issued or amended but not yet effective

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2016 and have not been applied in preparing these consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2018 or later:

•	IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.
•	IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that also apply IFRS 15 Revenue from Contracts with Customers. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.
•	IAS 12 – Income Taxes: amendments to IAS 12 to clarify the recognition of a deferred tax asset for unrealized losses.

NOTE 3 – Cash

	December 31, 2016	December 31, 2015
	$	$
Cash at bank	53,290,859	9,799,093
Cash held in lawyers’ trust account	320,202	322,060

	53,611,061	10,121,153

NOTE 4 – Prepaid Expenses

	December 31, 2016	December 31, 2015
	$	$
Prepaid expenses	292,237	115,501
Deposits	10,493	14,456

	302,730	129,957

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 5 – Investment in Associated Company

On May 6, 2016, the Company acquired 10,481,435 units of BMG at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consisted of one common share of BMG and one-half of one common share purchase warrant. The share purchase warrants entitled the Company to purchase up to an additional 5,240,717 common shares of BMG for a period of two years at a price of $0.37 per share. BMG is a public company trading on the TSX-V and its principal business activity is the exploration of mineral properties. The corporate office is located in British Columbia, Canada. On closing of the initial purchase the Company owned 19.99% of the outstanding common shares of BMG prior to exercise of warrants. During the year ended December 31, 2016, the President and director of the Company was appointed as a director of BMG. The Company’s judgment is that it has significant influence in the operations of BMG and, accordingly, the investment in BMG is accounted for under the equity method.

In June 2016 and amended in August 2016, the Company entered into an agreement with BMG and the current royalty owner (the “Royalty Owner”) of BMG’s Lewis Gold Project to reduce the royalty rate on gold and silver production of the Lewis Gold Project from 5% to 3.5%. In exchange, the Company agreed to pay US$1.85 million in a combination of cash and shares on behalf of BMG to the Royalty Owner. In August 2016, the Company paid $1,197,598(US$925,000) in cash and issued 532,864 common shares of the Company with a total fair value of $1,678,522 (Note 10) (collectively “the Advance”) to the Royalty Owner. In addition, the Company and BMG have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon an additional payment of US$250,000. In August 2016, the Company exercised 5,240,717 warrants for 5,240,717 common shares of BMG for a total of $1,939,065 using a portion of the Advance. In addition, BMG issued 885,468 common shares valued at $752,649 to settle the remaining balance of the Advance. As a result, the Company recorded a loss on settlement of advance of $184,406. As at December 31, 2016, the Company owned 16,607,620 common shares of BMG, or 27.58% of the total number of outstanding shares of BMG, which results in a market value of $5,314,438.

A reconciliation of the Company’s investment in BMG is as follows:

$
Balance as at December 31, 2015	-
Initial investment	3,668,502
Additional investment	2,691,714
Dilution loss in BMG	(67,602)
Equity loss in BMG	(336,467)
Impact of share based payment in BMG	218,874
Balance as at December 31, 2016	6,175,021

BMG’s estimated financial information as at December 31, 2016 and loss and comprehensive loss for the period from May 6, 2016 to December 31, 2016 are as follows:

$
Cash	2,760,017
Other current assets	44,336
Total current assets	2,804,353
Non-current assets	8,219,167
Total assets	11,023,520
Current liabilities	(226,374)
Loss and comprehensive loss for the period	(1,887,645)
Company’s share of loss during the period, adjusted	(336,467)

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal year related to exploration and evaluation assets located in Nevada, USA are as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2014	66,412,235	366,937	533,063	67,312,235

Exploration expenses
Claim maintenance fees	207,074	-	-	207,074
Consulting	1,402,848	-	-	1,402,848
Data analysis	130,425	-	-	130,425
Drilling	3,481,520	-	-	3,481,520
Geological	482,432	-	-	482,432
Lease payments	855,720	3,082	-	858,802
Metallurgy	209,701	-	-	209,701
Permits	7,884	-	-	7,884
Sampling and processing	483,110	-	-	483,110
Site development	439,331	-	-	439,331
Supplies	511,610	-	-	511,610
Travel	59,084	-	-	59,084
	8,270,739	3,082	-	8,273,821

Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

Balance as at December 31, 2015	74,682,974	-	-	74,682,974

Property acquisition and staking costs	27,502	-	-	27,502
Exploration expenses
Claim maintenance fees	247,135	-	-	247,135
Consulting	2,312,531	-	-	2,312,531
Data analysis	421,754	-	-	421,754
Drilling	10,321,270	-	-	10,321,270
Geological	722,911	-	-	722,911
Lease payments	1,292,287	-	-	1,292,287
Metallurgy	389,766	-	-	389,766
Permits	8,221	-	-	8,221
Sampling and processing	881,118	-	-	881,118
Site development	842,111	-	-	842,111
Supplies	1,686,103	-	-	1,686,103
Travel	34,290	-	-	34,290
Vehicle	43,163	-	-	43,163
	19,230,162	-	-	19,230,162

Balance as at December 31, 2016	93,913,136	-	-	93,913,136

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries. The Railroad property is subject to three underlying agreements as follows:

a.	Aladdin Sweepstakes Lease/Purchase Agreement whereby the Company acquired certain interests for US$2,965,000 subject to a 1% net smelter royalty (“NSR”).
b.	Tomera Mining Lease consists of five separate leases, three of which are subject to a 5% NSR. The Company is required to pay annual lease payments of US$87,137 for 2016 and US$96,887 thereafter.
c.	Sylvania Mining Lease Agreement which is subject to annual lease payments of US$20,000 expiring in December 2021 subject to a 5 % NSR.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In April 2011 (and amended June 2016), the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% NSR. Under the terms of the agreement, the Company is required to incur US$500,000 in each of 2017 and 2018.

Beginning in 2019, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), with a lease term of ten years with an option to extend the lease term for an additional ten years.

Each lease is subject to a 5% NSR. The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment.

During the period from January 2014 to February 2017, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties for additional annual lease payments. These leases are subject to total annual lease payments for the next 5 years in US$ as follows:

Year	US$
2017	237,588
2018	265,895
2019	269,789
2020	293,872
2021 and onward	31,150

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In October 2012, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$15,000 increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year. The Company is required to spend US$1,000,000 per year on exploration for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall. The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve. The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000. If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments. The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$20,000 increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$25,000 increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2014, the Company entered into an agreement to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the Company’s Railroad Gold Project. Under the terms of the agreement, the Company made cash payments of $8,500,000 and issued 6,750,000 common shares of the Company valued at $4,807,500. The Company is subject to additional cash consideration of $1,500,000 to $3,000,000 if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000. The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 increasing to US$49,090 in 2017 as well as a maximum of a 5% NSR pursuant to various underlying lease agreements and royalty agreements.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$30,000 increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In January 2015, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$8,000 increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$150,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$150,000 before the fifth anniversary and a further 1% for US$250,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$25,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In 2016, the Company entered into certain mining lease and option to purchase agreements to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments approximately US$16,500 on the first anniversary and then increasing to approximately US$31,000 in years six to nine. The Company has the option to purchase the certain properties for US$800,000 and must purchase certain properties prior to commencing production. Certain lease agreements are subject to a 3% NSR with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments approximately US$31,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Payment requirements for the next 5 years under the above agreements are approximately as follows:

	Total	Total
	Work commitment	Lease payment	Total
	US$	US$	US$
2017	1,500,000	867,000	2,367,000
2018	1,500,000	940,000	2,440,000
2019	1,300,000	983,000	2,283,000
2020	1,300,000	942,000	2,242,000
2021	1,300,000	671,000	1,971,000
	6,900,000	4,403,000	11,303,000

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").

During fiscal 2015, the Company terminated all underlying lease agreements and wrote off the CVN project.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement to acquire, subject to a 4% NSR, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.

During fiscal 2015, the Company terminated the mining lease and option to purchase agreement and wrote off the Camp Douglas project

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at December 31, 2016 of $977,718 (US$728,174) (December 31, 2015 - $916,382 (US$662,126)).

NOTE 8 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2014 and 2015	65,275	22,008	87,283
Additions	145,467	-	145,467
At December 31, 2016	210,742	22,008	232,750
Depreciation:
At December 31, 2014	58,751	20,716	79,467
Charge for the year	6,524	1,292	7,816
At December 31, 2015	65,275	22,008	87,283
Charge for the year	10,149	-	10,149
At December 31, 2016	75,424	22,008	97,432
Net book value:
At December 31, 2014	6,524	1,292	7,816
At December 31, 2015	-	-	-
At December 31, 2016	135,318	-	135,318

NOTE 9 – Accounts Payable and Accrued Liabilities

	December 31, 2016	December 31, 2015
	$	$
Accounts payable	1,286,613	686,541
Accrued liabilities	216,081	491,113

	1,502,694	1,177,654

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.

In May 2015, the Company completed a private placement of 24,997,661 common shares of the Company at a price of $0.65 per share for proceeds of $15,335,280, net of cash commissions and expenses of $913,199.

In February 2016, the Company completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for proceeds totalling $28,308,914, net of cash commissions and expenses of $1,623,017.

In August 2016, the Company issued 532,864 common shares of the Company at a fair value of $3.15 per share for total value of $1,678,522 pursuant to the additional investment in BMG (Note 5).

In October 2016, the Company completed a private placement totalling 12,036,436 common shares of the Company at $3.17 per share for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

Share Purchase Warrants

During the year ended December 31, 2016, 7,468,804 warrants were exercised for proceeds of $7,468,804. In addition, 125,444 warrants expired unexercised.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2014 and December 31, 2015	7,594,248	1.00
Exercised	(7,468,804)	1.00
Expired	(125,444)	1.00
Outstanding at December 31, 2016	-	1.00

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company, are subject to vesting provisions as determined by the Board and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2015, the Company granted 4,325,000 stock options with a fair value of $1,858,172 or $0.43 per option. A total of 356,000 stock options were cancelled and the fair value of $349,931 attributable to these stock options was transferred from reserve to deficit. Additionally, 1,505,000 stock options expired unexercised and the fair value of $911,008 attributable to these stock options was transferred from reserve to deficit.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options (continued)

During the year ended December 31, 2016, the Company granted 672,500 stock options with a fair value of $1,324,521 or $1.97 per option. A total of 3,777,161 stock options were exercised for total proceeds of $3,259,700. As a result, the fair value of $2,602,487 attributable to these stock options was transferred from reserve to capital stock. Additionally, 430,400 stock options expired unexercised and 100,000 stock options were cancelled. As a result, the fair value of $507,615 attributable to these stock options was transferred from reserve to deficit.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following variables:

	For the year ended December 31,
	2016	2015
Risk-free interest rate	0.60%	0.85%
Expected option life in years	4.72 years	5 years
Expected stock price volatility	78%	79%
Expected dividend rate	0%	0%

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2014	9,359,000	0.88
Granted	4,325,000	0.71
Expired	(1,505,000)	0.67
Cancelled	(356,000)	1.16
Outstanding at December 31, 2015	11,823,000	0.84
Granted	672,500	2.93
Expired	(430,400)	1.28
Cancelled	(100,000)	0.73
Exercised	(3,777,161)	0.86
Outstanding at December 31, 2016	8,187,939	0.98

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at December 31, 2016 is as follows:

Exercise Price	Number Outstanding and Exercisable	Expiry Date
$
1.16*	620,000	February 2, 2017
2.73	25,000	June 1, 2017
1.68	20,000	September 4, 2017
1.81*	150,000	September 5, 2017
0.63	500,000	February 11, 2018
0.79*	1,499,000	March 18, 2018
0.76*	961,000	May 23, 2018
0.77*	890,000	September 12, 2019
0.73*	2,890,439	November 27, 2020
2.14	110,000	June 21, 2021
3.16	522,500	September 29, 2021
	8,187,939

* Subsequent to December 31, 2016, 1,278,439 stock options were exercised (Note 17).

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to capital stock. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at December 31, 2016
	Canada	US	Total
	$	$	$
Reclamation bonds	-	977,718	977,718
Property and equipment	135,318	-	135,318
Exploration and evaluation assets	-	93,913,136	93,913,136
	135,318	94,890,854	95,026,172

	As at December 31, 2015
	Canada	US	Total
	$	$	$
Reclamation bonds	-	916,382	916,382
Exploration and evaluation assets	-	74,682,974	74,682,974
	-	75,599,356	75,599,356

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 12 - Related Party Transactions

During the year ended December 31, 2016, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at December 31, 2016, $2,281 (December 31, 2015 - $6,867) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officer of the Company.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the year ended December 31,
	2016	2015
	$	$
Management fees	1,609,555	738,717
Consulting fees	30,570	-
Exploration and evaluation assets expenditures	521,957	257,739
Wages and salaries	92,110	52,776
Share-based compensation	755,153	1,021,131
	3,009,345	2,070,363

NOTE 13 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash are measured at fair value using level 1 inputs.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 14 - Financial Instruments and Risk Management – (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)     Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2016, the Company had a net monetary asset position of US$11,856,980. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $118,600.

b)     Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and the Company considers this risk to be remote.

c)     Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)     Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 15 - Commitments

a)     The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Summary of commitments to office lease:

Vancouver Office
$
Payable not later than one year	69,519
Payable later than one year and not later than five years	170,730
Payable later than five years	-
Total	240,249

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 15 – Commitments – (continued)

b)	The Company has three separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $61,917 per month. Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.
c)	The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,017 per month. Included in each agreement is a provision for a two year payout in the event of termination following a change in control.

NOTE 16 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2016	2015
	$	$

Loss before income taxes	(9,465,128)	(6,288,479)

Expected income tax recovery at statutory tax rates	(2,461,000)	(1,635,000)
Impact of different statutory tax rates on earnings of subsidiaries	(156,000)	(427,000)
Non-deductible expenditures	536,000	514,000
Share issuance costs	(892,000)	(572,000)
Adjustment in prior years provision statutory tax returns and expiry of non-capital losses	188,000	85,000
Change in unrecognized deductible temporary differences and others	2,785,000	2,035,000
Total	-	-

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2016	2015
	$	$

Share issuance costs	1,245,000	849,000
Non-capital losses	11,398,000	9,185,000
Property and equipment	26,000	23,000
Exploration and evaluation assets	11,033,000	11,968,000
Total	23,702,000	22,025,000

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2016

(Expressed in Canadian Dollars)

NOTE 16 – Income Taxes – (continued)

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2016	Expiry dates	2015	Expiry dates
	$		$
Share issuance costs	4,788,000	2035 to 2040	3,264,000	2016 to 2019
Non-capital losses	37,363,000	2017 to 2036	29,417,000	2016 to 2035
Canadian eligible capital	1,000	No Expiry	1,000	No Expiry
Property and equipment	93,000	No Expiry	83,000	No Expiry
Exploration and evaluation assets	33,503,000	No Expiry	36,259,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 17 – Subsequent Event

Subsequent to December 31, 2016, the Company:

a)	Issued 1,278,439 common shares on the exercise of 1,278,439 stock options for proceeds of $1,373,860.

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